July 8, 2011

Michael R. Clampitt, Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CIT Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-31369

Dear Mr. Clampitt:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to your comment letter dated June 23, 2011 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, the Company’s Definitive Proxy Statement on Schedule 14A and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business Segments, page 4

1.	Please revise future filings to provide a discussion of the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B(a)(2).

Company Response

We will revise future filings, beginning with our June 30, 2011 Form 10-Q, to provide risk characteristics of each loan portfolio segment in the respective description of each business segment. A draft of our planned disclosure is as follows:

Corporate Finance (including Small Business Lending, SBL) offers senior secured loans, including revolving lines of credit secured by accounts receivables and inventories; cash flow loans based on operating cash flow and enterprise valuation; and government guaranteed loans (such as Small Business Administration (SBA) loans). Risks associated with secured financings relate to the ability of the borrower to repay its loan and the value of the collateral underlying the loan should the borrower default on its payments. In our SBL business, the collateral consists in some instances of real estate. Risks associated with cash flow loans relate to the collectability of the loan should there be a decline in the credit worthiness of the client. SBA loans are also subject to repurchase agreements, for instance in circumstances where there are issues related to original loan underwriting.

Transportation Finance offers asset-backed and cash flow lending products to its customers for the purchase of aerospace and rail equipment. The risk associated with loans relates to the ability of the borrower to repay its loan and the collectability of the value of the collateral underlying the loan should the borrower default on its payments. For finance leases the risk relates to the accuracy of the estimated residual value of the leased equipment, the ability of the customer to make the lease payments when due, and the on-going asset value. Risks associated with cash flow loans relate to the collectability of the loans should there be a decline in the credit worthiness of the client.

Trade Finance provides factoring and secured financing to businesses, with the portfolio being weighted towards the retail sector, including apparel, textile, furniture, home furnishings and consumer electronics. Risks associated with factoring relate to the collectability of the underlying accounts receivable that collateralize our exposure should there be a decline in the credit worthiness of the client. In addition, risks associated with secured financings relate to the ability of the borrower to repay its loan and the value of the collateral underlying the loans.

Vendor Finance (both U.S. and International) offers asset-backed and cash flow loans and finance leases to the customers of its vendor relationships and other customers primarily for the purchase of equipment. For loans, the risk relates to the ability of the borrower to repay its loan and the value of the collateral underlying the loans should the borrower default on its payments, and for finance leases the risk relates to estimated residual value, the ability of the customer to make the lease payments when due, and the on-going asset value. Risks associated with cash flow loans relate to the collectability of the loan should there be a decline in the credit worthiness of the client.

Consumer predominately includes government-guaranteed student loans. We ceased offering private student loans during 2007 and government-guaranteed student loans in 2008. Therefore, CIT’s risk relates to the ability of the borrower to repay its loan and is primarily limited to the portion, generally 2% - 3%, that is not guaranteed by the government. Government-guaranteed loans are also subject to repurchase agreements, for instance in circumstances where there are issues related to the original student loan underwriting.

Cease and Desist Orders and Written Agreement, page 8

2.

We note your disclosure here and on page 26. Please revise future filings to provide additional detail regarding the action items and restrictions under the terms of the written agreement with the FRBNY that most impact your business plan. Please discuss the actions you have taken or you plan to take to comply with these provisions and discuss the current status of your compliance with each provision. Please address each of the following in your disclosure:

a.	Discuss how your actions will impact future financial results and trends including credit quality trends;

b.	Discuss any changes to your allowance for loan loss methodology and quantify the impact; and

c.	Discuss how the action items and restrictions have impacted and will impact your progress on your strategic objectives including the expanded role of CIT Bank.

Company Response

We will revise future filings, beginning with our December 31, 2011 Form 10-K, to update the disclosure for events occurring since the filing of our 2010 Form 10-K and to expand our disclosure regarding the Written Agreement. The Company filed a Form 8-K on April 20, 2011 announcing that the Cease and Desist Orders had been terminated by the FDIC and the UDFI and that CIT Bank was no longer subject to the restrictions set forth in those Orders. During the period that the Orders were in effect, the business and operations of CIT Bank were not significantly affected by the restrictions in the Orders, as general market conditions and the economic climate had already significantly reduced loan demand.

The Written Agreement also did not have a significant impact on the business and operations of CIT. In connection with becoming a bank holding company on December 22, 2008, CIT had initiated a number of projects to transition to a bank holding company that operates in a manner that is consistent with supervisory expectations. The Written Agreement required CIT to develop more formal, written plans for each of those projects and to provide regular progress reports to the Federal Reserve Bank of New York (the "FRBNY"), but they did not significantly expand the scope of those projects beyond what CIT already planned.

Subject to future developments in the underlying status of the Written Agreement, the Company will modify its disclosure in “Item 1. Business – Regulation” describing the Cease and Desist Orders and the Written Agreement and “Item 1A. Risk Factors” describing the Written Agreement in accordance to the disclosure set forth below. The Risk Factor related to the Cease and Desist Orders will be removed, as those Orders were terminated.

Regulation (p.8)

Cease and Desist Orders and Written Agreement

On July 16, 2009, the FDIC and UDFI each issued a Cease and Desist Order to CIT Bank (together, the "Orders") in connection with the diminished liquidity of Predecessor CIT. CIT Bank, without admitting or denying any allegations made by the FDIC and UDFI, consented and agreed to the issuance of the Orders. Each of the Orders directed CIT Bank to take certain affirmative actions, including among other things ensuring that it did not allow any "extension of credit" to CIT or any other affiliate of CIT Bank or engage in any "covered transaction," declare or pay any dividends or other payments that would represent reductions in capital, or increase the amount of "Brokered Deposits" above $5.527 billion outstanding, without the prior written consent of the FDIC and the UDFI. On April 20, 2011, CIT announced that the FDIC, on April 14, 2011, and the UDFI, on April 18, 2011, had terminated the Orders. The termination of the Orders did not have any significant impact on CIT Bank’s business or operations.

On August 12, 2009, CIT entered into a Written Agreement with the FRBNY. The Written Agreement required CIT to submit to the FRBNY (i) a corporate governance plan, focusing on strengthening internal audit, risk management, and other control functions, (ii) a credit risk management plan, (iii) a program to review and revise, as appropriate, its program for determining, documenting, and recording the allowance for loan and lease losses, (iv) a capital plan for the Company and CIT Bank, (v) a liquidity plan, including meeting short term funding needs and longer term funding, without relying on government programs or Section 23A waivers, and (vi) a business plan. CIT prepared and delivered each of the requisite plans during 2009 and has updated each of the plans on a periodic basis. The foregoing plans are designed to facilitate CIT’s transition to a bank holding company that operates in a manner consistent with supervisory expectations.

In addition, the Written Agreement also requires CIT to obtain prior written approval by the FRBNY for payment of dividends and distributions, incurrence of debt, other than in the ordinary course of business, prepayment of debt, and the purchase or redemption of stock. The Written Agreement also requires CIT to notify the FRBNY prior to the appointment of new directors or senior executive officers, restricts the indemnification of officers and directors, and limits severance payments to employees. The FRBNY reviewed the appointment of each of the new directors that joined our Board of Directors following our emergence from bankruptcy, as well as the appointment of John A. Thain, our Chairman and CEO, and other senior executive officers.

With regard to the requirements of the Written Agreement, CIT has filled all of its senior executive officer positions and increased its staffing of critical senior control functions, including corporate risk management, regulatory reporting, compliance, and internal audit. CIT also continues to refine and improve its credit evaluation processes and procedures, the calculation of its allowance for loan and lease losses, and its credit reporting to senior management and the Board of Directors, including providing additional training to credit officers. Under its capital and liquidity plans, CIT has retained significant cash balances to manage short term funding risk, continues to modify its debt structure to develop more diverse market access, and has enhanced its capital allocation model and stress tests to better monitor its capital requirements. While the significant cash balances carried for liquidity purposes has depressed CIT’s net interest margin, the primary impact of the Written Agreement on CIT’s financial results has been to increase expense levels as a result of additional hiring in control functions and additional expenditures on consultants and systems and technology. Most of the expenses incurred in response to the Written Agreement would have been incurred in any event. The Company did not have to make any changes to the allowance for loan loss methodology in order to comply with the Written Agreement.

Pursuant to the Written Agreement, the Board of Directors appointed a Special Compliance Committee of the Board to monitor and coordinate compliance with the Written Agreement. Management provides monthly status reports to the Special Compliance Committee on its efforts to satisfy its obligations under the Written Agreement and other actions to comply with supervisory guidance. The Company also provides periodic reports to the FRBNY as required by the Written Agreement.

Risks Related to Regulatory Obligations and Limitations (p. 26)

We are currently subject to the Written Agreement, which may adversely affect our business. Under the terms of the Written Agreement, the Company must provide the FRBNY with (i) a corporate governance plan, focusing on strengthening internal audit, risk management, and other control functions, (ii) a credit risk management plan, (iii) a written program to review and revise, as appropriate, its program for determining, documenting and recording the allowance for loan and lease losses, (iv) a capital plan for the Company and CIT Bank, (v) a liquidity plan, including meeting short term funding needs and longer term funding, without relying on government programs or Section 23A waivers, and (vi) a business plan, and we continue to update various of these plans on a periodic basis. The Written Agreement also prohibits the Company, without the prior approval of the FRBNY, from paying dividends, paying interest on subordinated debt, incurring or guaranteeing debt outside of the ordinary course of business, prepaying debt, or purchasing or redeeming the Company's stock. Under the Written Agreement, the Company must comply with certain procedures and restrictions on appointing or changing the responsibilities of any senior executive officer or director, restricting the provision of indemnification to officers and directors, and restricting the payment of severance to employees. Providing additional resources for internal audit, risk management, and other control functions, additional systems and technology expenditures, and implementing other measures to comply with the Written Agreement will increase our expenses for the foreseeable future. In addition, the significant cash balances that we carry to manage short term liquidity risk depresses our net interest margin. If we do not comply with the terms of the Written Agreement, it could result in additional regulatory action and it could have a material adverse affect on our business.

2010 Financial Overview, page 44

3.	You disclose that nonaccruals remained high in 2010 due in part to tightening standards and procedures. Please tell us in detail and revise future filings to explain in greater detail the facts and circumstances regarding the tightening of your standards and procedures, quantify the impact on your credit metrics and discuss the expected impact on future credit metrics and trends.

Company Response

Coincident with the arrival of new senior management during 2010 and in conjunction with the work being done to adapt to the requirements of becoming a Bank Holding Company and the other FRB supervisory assessments, the Company has been strengthening the problem loan management function, enhancing the credit risk ratings process and infrastructure and upgrading the credit risk control and compliance functions. Non-accrual accounting and reporting was one area of focus. For instance, we implemented more stringent requirements relating to returning non-accrual accounts to accrual status, which now requires approval of the chief credit officer or appropriate designee, for all accounts, and we expanded the period for which a non-accrual loan must perform in accordance with its contractual terms prior to returning to accrual status to a minimum of six months across the portfolio. Previously, the exception to this policy was largely in certain small ticket portfolios that had required periods ranging from one to six months.

Our disclosure, which referenced tightening standards and procedures, was based on a qualitative assessment of the impact of the related process and personnel changes within the Company. This disclosure was in the context of an MD&A overview, was not based on a quantitative analysis, and was not intended to be positioned as the primary cause of an increase in non-accruing asset levels.

These process changes have largely been implemented. As a result, management does not expect prospective non-accrual trends to be impacted by internal policy refinements and would not expect to make this disclosure in the future.

Summary of Fresh Start Accounting, page 47

4.

You disclose that the accretable and non-accretable balances decreased during 2010 as a result of transfers to held for sale. Please tell us in detail how you account for accretable and non-accretable yield related to loans transferred to held for sale. Specifically, tell us how you measure the amount of accretable and non-accretable balances related to the transferred loan(s), how and when you recognize the accretable difference as income after they are transferred and how you measure the gain or loss upon ultimate sale. Please revise future filings to disclose your accounting policies related to this activity.

Company Response

Accretable and non-accretable discounts are tracked on a loan-by-loan basis. We record the transfer of loans to assets held for sale (AHFS) in accordance with guidance in ASC 310-10-35-49. Upon transfer of a loan to AHFS, it is carried at the lower of cost or fair value, which establishes a new basis for the loan and eliminates the specific accretable and non-accretable discounts. With the elimination of the specific accretable and non-accretable discount, there is no accretable discount to accrete into income in future periods. Contractual interest earned on loans while in AHFS is recorded in Finance income. Gain or loss on the sale of the asset is recognized at the time of sale and is determined by comparing the proceeds received with the carrying value.

We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to include the above information.

Credit Metrics, page 51

5.

It appears you meant to disclose that increases in forecasted cash flows in excess of the accretable discount will reduce any allowance on the loan established after emergence from bankruptcy. Please revise future filings accordingly or clarify for us how forecasted cash flows can increase above the non-accretable discount.

Company Response

We agree with the Staff’s clarification and will revise future filings accordingly.

6.	You disclose that your allowance for loan losses includes a qualitative adjustment for economic risks, industry and geographic concentrations, and other factors. Please revise future filings to present additional granularity regarding the amount of the allowance allocated to each class or portfolio segment that is the result of the qualitative adjustment and discuss any trends or changes from prior periods related to this element.

Company Response

We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to present more information regarding qualitative allowance for loan losses (ALLL) adjustments by class and segment. A draft of our planned disclosure based on March 31, 2011 financial information is as follows:

The qualitative adjustments were largely related to instances where management believes that the Company’s current risk ratings in selected portfolios do not fully reflect the corresponding inherent risk. The qualitative adjustment at March 31, 2011 was approximately 10% of the total ALLL. Management evaluates the adequacy of the reserves on an overall basis and in light of this assessment, may record additional qualitative components. The qualitative adjustments were recorded by class, primarily in Corporate Finance-SBL, Corporate Finance-Other and Vendor Finance-U.S. and included in the allowance for loan losses at March 31, 2011 and December 31, 2010.

Troubled Debt Restructurings and Modifications, page 58

7.

Please tell us in detail and revise future filings to disclose how you concluded that your modifications should not be accounted for as TDR’s. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties.

Company Response

For those accounts that were modifications but were not considered to be TDRs, it was determined that either the borrower was not in financial difficulty or for those modifications where the borrower was in financial difficulty no concessions had been granted by CIT to the borrower. CIT uses a consistent methodology across all loans to determine if a modification is with a borrower that has been determined to be in financial difficulty and was granted a concession. Specifically:

Our policies on TDR identification include the following examples of indicators used to determine whether the borrower is in financial difficulty:

  Borrower is in default
  Borrower has declared bankruptcy
  Growing doubt about the borrower’s ability to continue as a going concern
  Borrower has insufficient cash flow to service debt
  Borrower is de-listing securities
  Borrower’s inability to obtain funds from other sources
  Breach of financial covenants by the borrower

If the borrower is determined to be in financial difficulty, then CIT utilizes the following criteria to determine whether a concession has been granted to the borrower:

  Assets used to satisfy debt are less than CIT’s recorded investment in the receivable
  Modification of terms – interest rate change at below market rate
  Maturity date extension at an interest rate less than market rate
  Capitalization of interest
  Increase in interest reserves
  Conversion of credit to Payment-In-Kind (PIK)
  Delaying principal and/or interest for a period of three months or more
  Partial forgiveness of the balance or charge-off

We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to include the above information.

8.	Please revise future filings to disclose if modified loans are individually evaluated and measured for impairment under ASC 310-10-35.

Company Response

Modified loans that are classified as TDRs are individually evaluated and measured for impairment. Modified loans that do not meet the definition of a TDR are subject to our standard impaired loan policy, namely that non-accrual loans in excess of $500 thousand are individually reviewed for impairment, while non-accrual loans less than $500 thousand are considered as part of homogenous pools and are included in the non-specific allowance. We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to include the above information.

9.	Please tell us how your adoption of FASB ASU 2011-02: A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring will impact your assessment of whether a modification is a TDR.

Company Response

We do not expect the adoption of FASB ASU 2011-02 to significantly change our TDR assessment process. We have compared the additional clarifications in the recently issued guidance to our existing policies (see response to comment #7) and believe that application of the new guidance will not lead to significant differences in application compared to our existing policies.

10.

You describe the largest balance of your modifications as “Modification of Contract Terms.” Please revise future filings to provide additional detail regarding the terms that were modified (e.g., interest rate) and how they were modified. We note that you described the largest balance of modifications as “Interest Rate Increases” in your September 30, 2010 Form 10-Q.

Company Response

The “Modification of Contract Terms” caption is comprised largely of instances where the interest rate was increased in combination with other changes such as extended terms, modified covenants or additional security taken. As the predominant element of the modification was the interest rate change, we will include these situations within the “Interest Rate Increase” caption in future filings, beginning with our June 30, 2011 Form 10-Q, similar to our September 2010 presentation.

Funding, Liquidity and Capital, page 84

11.	Please revise future filings to disclose:

a.	The amount of cash and short term investments held by foreign subsidiaries;

b.	Whether or not you would need to accrue and pay taxes if repatriated; and

c.	Whether or not you intend to repatriate the funds.

Company Response

We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to disclose the requested information. A draft of our planned disclosure based on March 31, 2011 financial information is as follows:

11a.	Cash and short term investments held by foreign subsidiaries at March 31, 2011 and December 31, 2010 totaled $2.4 billion and $2.3 billion, respectively.

11b.	The Company would expect to accrue U.S. federal and applicable foreign withholding taxes on unremitted international earnings if it decides to reverse its indefinite reinvestment assertion. The Company does not expect to pay U.S. federal income taxes on any distributions except for Alternative Minimum Taxes, which would be fully creditable on a prospective basis, until the U.S. federal net operating losses ("NOLs") have been fully utilized. The federal NOLs were approximately $4 billion at December 31, 2010. Any applicable foreign withholding taxes would be payable at the time of any future cash distribution.

11c.	One of the Company’s 2011 priorities is to grow our business, including expanding internationally. The Company plans on reinvesting earnings to expand its existing businesses across various jurisdictions, acquire new businesses, and invest in new IT initiatives. Specifically, at March 31, 2011 our Commercial Aerospace business has future new aircraft delivery commitments of $5.5 billion through 2019 and expects to lease these aircraft into various jurisdictions globally. In the Vendor Finance segment, the Company expects to continue to finance products to existing and new customers by partnering with manufacturers and resellers in approximately 20 countries across Latin America, Canada, Europe and Asia. In addition to expanding existing businesses and new initiatives, the Company needs to maintain certain cash balances to meet local working capital requirements.

Based on our current liquidity plan, the Company does not have a need to repatriate any cash related to earnings in our foreign subsidiaries. While CIT does not currently intend to repatriate cash related to earnings currently residing in our foreign subsidiaries, we will continue to remit cash held by foreign subsidiaries as part of the Company’s cash management efforts on a non- taxable basis, for instance to repay intercompany debt obligations.

Critical Accounting Estimate – Impaired Loans, page 91

12.

It appears you meant to disclose that when foreclosure is determined to be probable by CIT measurement will be based on the fair value of the collateral. Please revise future filings accordingly or explain to us how your existing disclosure is consistent with applicable accounting guidance.

Company Response

We agree with the Staff’s clarification and will revise future filings accordingly.

Fresh Start Accounting, page 102

13.

Please revise the appropriate sections in your future filings (fresh start accounting, credit metrics, etc.) to discuss how fresh start accounting impacts your credit metrics and trends. Specifically, identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions that have not applied fresh start accounting. Also, discuss how fresh start accounting impacted your classification of loans as non-accrual, impaired or as a troubled debt restructuring.

Company Response

We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to add the following disclosure in the Fresh Start Accounting section of the MD&A (numbers in the below draft are based on March 31, 2011 information):

The implementation of FSA resulted in the establishment of a new basis of accounting for the majority of the Company’s assets and liabilities as of December 31, 2009 based upon the December 31, 2009 fair values for those assets and liabilities. The adoption of FSA also resulted in the elimination of the allowance for loan and lease losses, which was effectively recorded as discounts on loans in adjusting to then fair values. A portion of this discount is attributable to embedded credit losses at

December 31, 2009. As a result, our reported charge-offs and the carrying values of our non-accrual loans are reduced in the post-emergence periods from what would have been reported without FSA. Though FSA reduced the carrying values of non-accrual loans, it did not impact the classification of the applicable loans as non-accrual loans, impaired loans or TDRs.

Given this framework, FSA most impacts our Net Finance Revenue and Credit Metrics trends. As a result, our analysis includes charge-offs, non-accrual / impaired loans, and TDRs including and excluding the effects of FSA. As noted above, FSA had the effect of lowering the carrying amount of our loans and leases and eliminating the ALLL as of December 31, 2009. The ALLL increased gradually over 2010 to reflect the accretion of discounts on the pre-emergence portfolio (which increases the carrying value and the need for credit reserves) and reserves on post-emergence loans and leases. Charge-offs of post-FSA (GAAP) loans are lower as their carrying value is lower compared to pre-FSA balances.

Given the ongoing impact of FSA on CIT’s financial statements, credit metrics, and the different business profile, the results are not generally comparable with those of other financial institutions. Whereas other financial institutions may be experiencing current credit trends involving declining reserves and charge-offs, CIT’s allowance is being rebuilt and its charge-offs have not declined as much as may be seen broadly in the industry.

Consolidated Statements of Cash Flows, page 127

14.	Please revise future filings to disclose finance receivables transferred between held for investment and held for sale on a gross basis for each period presented.

Company Response

Beginning with the filing of our Form 10-Q for the quarter ended June 30, 2011, we will present the net carrying value of asset transfers between held for investment and held for sale as presented below.

Supplemental Non Cash Disclosure	For the six	For the six
	months ended	months ended
	June 30, 2011	June 30, 2010

Transfer of assets from held for	xxx.x	xxx.x
investment to held for sale

Transfer of assets from held for sale to	xxx.x	xxx.x
held for investment

Note 1 – Business and Summary of Significant Accounting Policies Financing and Leasing Assets, page 129

15.	Noting the significant transfers of receivables between held for investment and held for sale, please revise future filings to further explain how you determine which loans are initially accounted for as held for sale or are later transferred to the held for sale classification.

Company Response

We will revise future filings to add the following disclosure to our Significant Accounting Policies footnote:

CIT is in the business of extending credit, and as such it is our expectation that the majority of the loans and leases originated will be held for the foreseeable future or until maturity. In certain situations, for example to manage concentrations and/or credit risk, we will sell some or all of certain exposures.

Loans for which the Company has the intent and ability to hold for the foreseeable future or until maturity are classified as held for investment. If the Company no longer has the intent or ability to hold loans for the foreseeable future, then the loans are transferred to held for sale.

Loans entered into with the intent to resell are classified as held for sale, such as portions of loans that we plan to syndicate.

For the Commission’s information, loans entered into with the intent to resell have been minimal in the last several years due to limited syndication activity.

16.

Please tell us in detail and revise future filings to disclose how you present cash flows in your statements of cash flows associated with receivables that are initially accounted for as held for investment and transferred to held for sale classification, or vice-versa.

Company Response

We classify activity for loans originated or acquired for investment purposes and subsequently transferred to held for sale in the investing section of the statement of cash flows in accordance with ASC 230-10-45-12 and 230-10-45-13. The vast majority of our loan originations are for investment purposes. In the past few years, we have been a seller of loans as we have been optimizing our balance sheet and repaying debt obligations. These loans were initially recorded as held for investment because we had the intent and ability to hold such loans for the foreseeable future but subsequently were reclassified to held for sale.

Cash disbursements for loan extensions, cash flows resulting from collections, and sales proceeds from loans originally classified as loans held for investment are included in investing activities. Cash flows continue to be classified as cash flows from investing activities, even if the loans are subsequently reclassified to held for sale.

We classify activity for loans originated or acquired for resale in the operations section of the statement of cash flows in accordance with ASC 230-10-45-21. Cash disbursements for loan acquisition and cash receipts resulting from sales of loans are classified as operating cash flows for those loans that are acquired specifically for resale and held for short periods of time.

We will revise future filings to include the above information.

Allowance for Loan Losses on Finance Receivables, page 132

17.	Please revise future filings to clarify how prepayments were considered in the determination of contractual cash flows and cash flows expected to be collected in your fresh start accounting.

Company Response

Our portfolio consisted primarily of loans that do not have predictable prepayments and as such, prepayments were not considered in the determination of contractual cash flows and cash flows expected to be collected in FSA. We will enhance our future disclosure to clarify this point.

18.	You disclose on page 91 that historical loss rates used in the estimation of the allowance for loan losses are based on one to three-year averages. Please revise here in future filings to disclose the actual period of historical losses used to estimate the allowance for loan losses for each period end presented. Please explain the rationale for any changes from period to period.

Company Response

Consistent with the improvement in credit risk control and compliance functions, and the requirement to consider FSA in the determination of the allowance, the non-specific allowance for credit losses following the Company’s emergence from bankruptcy has been based on the Company’s internal probability of default and loss given default ratings on a loan-level basis. We utilize a two-year loss emergence period for the majority of the portfolio in calculating the corresponding expected losses / reserves.

We will update future disclosures in Critical Accounting Policies and Note 1 to further clarify this post- emergence ALLL methodology as explained above.

Impaired Finance Receivables, page 132

19.	Please revise future filings to discuss the factors you consider in determining that it is probable that you will be unable to collect all amounts due according to the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Company Response

We will expand future disclosure, beginning with the June 30, 2011 Form 10-Q, as follows:

The Company has established review and monitoring procedures designed to identify, as early as possible, customers that are experiencing financial difficulty. We capture and analyze credit risk based on our internal probability of obligor default (PD) and loss given default (LGD) ratings. PD is determined by evaluating borrower credit-worthiness, including analyzing credit history, financial condition, cash flow adequacy, financial performance and management quality. LGD is predicated on transaction structure, collateral valuation and related guarantees or recourse. Further, related considerations in determining probability of collection include the following:

  Instances where the primary source of payment is no longer sufficient to repay the loan in accordance with terms of the loan document;

  Lack of current financial data related to the borrower or guarantor;

  Delinquency status of the loan;

  Borrowers experiencing problems such as operating losses, marginal working capital, inadequate cash flow or business interruptions;

  Loans secured by collateral that is not readily marketable or that is susceptible to deterioration in realizable value; and

  Loans to borrowers in industries or countries experiencing economic instability.

Note 2 – Loans, page 139

20.

We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings given the significant benefit this information provides investors and the objective of the ASU.

Company Response

The comparative data for these new credit quality disclosures is not reasonably available. The expanded infrastructure put in place to meet the new disclosure requirements does not have the capacity to accurately regenerate prior period data.

Impaired Loans, page 142

21.	Please tell us why you have excluded finance receivables accounted for under ASC-310-30 (Loans and Debt Securities Acquired with Deteriorated Credit Quality) in your impaired loan table on page 142 or revise future filings to include these loans in the table. We note that loans accounted for under ASC 310-30 can be considered impaired for purposes of applying the measurement and other provisions of the former SFAS 114 as noted in paragraph .08a of the former SOP 03-3.

Company Response

Given the significance of FSA to the pre-emergence portfolio and the ongoing impact to the various credit metrics, our intent was to segregate the disclosures between pre-emergence (page 116) and post-emergence (page 115) impaired loans to provide more meaningful information to investors. We believe that the combination of the two tables meets the disclosure requirements. In future filings, beginning with the June 30, 2011 Form 10-Q, we will footnote the post-emergence table to reference the pre-emergence presentation and to present totals including the pre-emergence loans.

22.	Please revise future filings to disclose the average recorded investment in impaired loans by class of financing receivable. Refer to ASC 310-10-50-15(c)(1) for guidance.

Company Response

We included the average recorded investment in impaired loans by class of finance receivables in our Form 10-Q for the March 2011 quarter. Due to system limitations as noted in our response to comment #20, we are not able to provide prior period comparable balances by class, but disclosed the average in total. We plan to continue this presentation for our 2011 filings, then present comparable data in 2012.

23.	Please revise future filings to disclose the amount of interest income recognized on impaired loans and the amount recognized using a cash-basis method or consider disclosing that the amount was not material. If the amount recognized is material, please disclose this information by class of financing receivable. Refer to ASC 310-10-50-15(c)(2) and (3) for guidance.

Company Response

In 2010 and in comparable prior year periods, interest income recognized on impaired loans was immaterial, as substantially all of our non-accrual loans were accounted for on a cost recovery basis. We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to state such, or we will disclose amounts recognized if material.

The amount of interest recorded on non-accrual loans and TDRs was disclosed in the December 31, 2010 Form 10-K. See ‘Foregone Interest on Non-accrual Loans and Troubled Debt Restructurings’ on page 57.

24.

Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19 for guidance.

Company Response

We will revise future filings to disclose that these amounts are reported as bad-debt expense.

Accretable Discount Activity for Loans Accounted for Under ASC 310-30 at Emergence Date, page 143

25.	Please revise future filings to separately disclose the amount of non-accretable yield reclassified to accretable yield or consider disclosing that the amount was not material.

Company Response

The amount reclassified from non-accretable discount to accretable discount cumulatively through March 31, 2011 was approximated $45 million. These amounts are disclosed within the caption ‘Disposal/transfers’ in the table entitled “Accretable discount activity for loans accounted for under ASC 310-30 at Emergence Date” in our loan footnote disclosures for both the December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q. Management considers these amounts to be immaterial in relationship to the balance and activity in this account. We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to state such, or disclose the amounts if material.

Secured Borrowings, page 149

26.	Please address the following related to your GSI Facility structured as a total return swap:

a.	Please revise future filings to discuss the reasons you structured your financing facility as a total return swap.

b.	Please revise future filings to discuss the factors that most impact the amount of interest expense recorded.

c.	Based on the table on page 150, it appears you had $2.1 billion in borrowings outstanding at December 31, 2010. Based on the table on page 157, it appears that the notional amount related to the total return swap was $609.9 million at December 31, 2010. Please revise future filings to:

  More clearly discuss how the notional amount of the swap is determined and the most significant factors that impact the amount of the notional.

  Explain the relationship between the amount borrowed and the notional amount. Specifically tell us why the notional amount is not the same as the amount borrowed.

  Explain how changes in the notional amount impact your financial results.

  Explain the factors that most impact the valuation of the total return swap and specifically explain the implication that the total return swap was valued at $0 at December 31, 2010 and March 31, 2011. Also tell us the factors that led on the loss of the total return swap in 2009.

d.	Please explain to us how you calculated the discount on GSI receivable of $321 million recorded during fresh start accounting.

e.	Please revise future filings to more clearly explain how the amount of cash CIT receives is determined and the factors that most impact it. For example, explain if you can borrow up to a certain percentage of the value of assets pledged, explain how the performance of the asset-backed securities, including prepayments, impact the cash you receive, etc. Additionally, explain how the net amount you can borrow is impacted by the amounts GSI reimburses you for the cash flows paid to the purchasers of the asset-backed securities.

Company Response

26a.

We will revise future filings to discuss the reasons we structured this financing facility as a total return swap (TRS), a draft of our planned disclosure is as follows:

During the first half of 2008, CIT experienced significant constraints on its ability to raise funding through the debt capital markets and access the Company’s historical sources of funding. Given CIT’s funding needs, it arranged for a $3 billion facility from Goldman Sachs International (GSI) that provided a swapped rate on qualifying secured funding at a lower cost than would have been otherwise available to CIT through other funding sources. The GSI Facility was structured as a TRS in order to satisfy the specific requirements to obtain this rate commitment from GSI.

26b.	We will revise future filings to discuss the factors that most impact the amount of interest expense recorded, a draft of our planned disclosure is as follows:

Interest expense related to the GSI Facility is affected by the following:

(1)	A fixed facility fee of 2.85% per annum times the maximum facility commitment amount, currently $2.125 billion,

(2)	A variable amount based on one-month or three-month USD LIBOR times the “utilized amount” (effectively the “adjusted qualifying borrowing base”) of the TRS, and

(3)	A reduction in interest expense due to the recognition of the payment of the original issue discount (“OID”) on the various Asset Backed Securities (“ABS”) from GSI.

26c.	The factors that most impact the valuation of the TRS are explained below:

  The GSI Facility is structured and documented as a derivative (ISDA contract). The accounting literature requires derivative financial instruments to be accounted for at fair value with changes in fair value recorded through the income statement in the current period. The accounting literature also allows for an exception to this rule when recording the fair value would result in double counting the economics of an underlying securitization. As a result, only the unutilized portion of the TRS is accounted for as a derivative financial instrument.

We considered the following key factors in the valuation of the derivative using a discounted cash flow (DCF) approach:

1.	Pricing terms for CIT’s recent secured financing transactions reflect the best available pricing assumption.

2.	Forecasted usage of the long-dated GSI Facility through 2028.

3.	Forecasted amortization, including prepayment assumptions, due to principal payments on the underlying ABS, which impacts the amount of the unutilized portion.

At December 31, 2010 and March 31, 2011, management's best estimate of the fair value of the TRS based on the above factors was $0.

The loss that the Company recorded on the TRS in 2009 was attributable to an October 2009 amendment whereby the maximum commitment under the GSI Facility was reduced from $3.0 billion to $2.125 billion, eliminating most of the unused portion of the GSI Facility, and CIT made a payment of $285 million to GSI representing the proportional termination fee payment required. This termination fee payment was recorded as a change in valuation of the TRS since it related to elimination of the unutilized portion of the GSI Facility.

We will revise future filings to address how the notional amount of the swap is determined, the factors impacting the amount of the notional and the relationship between the amount borrowed and the notional amount, a draft of our planned disclosure is as follows:

  The “notional amount” of the swap of $609.9 million at December 31, 2010 represents the unused portion of the GSI Facility and constitutes a derivative financial instrument. It is calculated as the maximum facility commitment amount, currently $2,125.0 million - less the actual adjusted qualifying borrowing base outstanding of $1,515.1 million. The notional amount of the derivative will increase as the adjusted qualifying borrowing base decreases due to repayment of the underlying debt to investors. If CIT funds additional ABS under the GSI Facility, the adjusted qualifying borrowing base of the total return swap will increase and the notional amount of the derivative will decrease accordingly.

We will revise future filings to explain the factors that most impact the valuation of the TRS. A draft of our planned disclosure is as follows:

  The valuation of the derivative related to the GSI Facility is based on several factors including CIT's funding costs for similar recent secured financings and forecasted usage of the facility. Based on the Company's valuation it was determined that the derivative had no value at December 31, 2010.

26d.	The discount on the GSI receivable of $321 million recorded in FSA was calculated based on the present value of future cash flows relating to the GSI receivable.

26e.

We will revise future filings, a draft of our planned disclosure is as follows:

Under the terms of the GSI Facility, CIT raises cash from the issuance of ABS to investors, equivalent to the face amount less an adjustment for OID, which equals the market price. A portion of the funds received is then deposited with GSI and this deposit initiates the application of the ABS into the TRS facility.

Amounts deposited with GSI can increase and decrease over time depending on the market value of the ABS and / or changes in the ratings of the ABS.

CIT and GSI engage in periodic settlements based on the timing and amount of coupon and principal payments made by CIT on the ABS issued to third party investors. GSI is obligated to return those same amounts to CIT plus a proportionate amount of the initial deposit.

Concurrently, CIT is obligated to pay GSI 1) principal in an amount equal to the initial market price as a percentage of the ABS times the principal amount returned by GSI and 2) interest equal to LIBOR times the adjusted qualifying borrowing base of the ABS.

On a quarterly basis, CIT pays the fixed facility fee of 2.85% per annum times the maximum facility commitment amount, currently $2.125 billion, to GSI.

Note 7 – Long-Term Borrowings – Variable Interest Entities, page 151

27.	Please tell us in detail and revise future filings to provide additional detail regarding your obligation to absorb losses related to variable interest entities. Specifically, disclose the terms of any arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the variable interest entity, including events or circumstances that could expose you to a loss.

Company Response

The most significant variable interest entities (VIEs) consolidated by CIT are ‘on balance sheet’ secured financings of pools of leases and loans originated by the Company. These VIEs are typically organized as trusts or limited liability companies, and are intended to be bankruptcy remote, from a legal standpoint.

The main risks inherent in these secured borrowing structures are: deterioration in the credit performance of the vehicle’s underlying asset portfolio, potential timing mismatches between the cash flows of the underlying assets and the repayment obligations of the secured borrowing, and risk associated with the servicing of the underlying assets.

Investors usually have recourse to the assets in the VIEs and typically benefit from other credit enhancements, such as: (1) a reserve or cash collateral account which requires the Company to deposit cash in an account which will first be used to cover any defaulted obligor payments, (2) over- collateralization in the form of excess assets in the VIE, (3) subordination, whereby the Company retains a subordinate position in the secured borrowing which would absorb losses due to defaulted obligor payments before the senior certificate holders. The VIE may also enter into derivative contracts in order to convert yield or currency of the underlying assets to match the needs of the VIE investors or to limit or change the risk of the VIE.

With respect to events or circumstances that could expose CIT to a loss, as these are accounted for as on balance sheet secured financings, the Company bears credit risk and records an ALLL for the credit risks associated with the underlying leases and loans. As these are secured borrowings, CIT has an obligation to pay the debt in accordance with the terms of the underlying agreements.

Generally, third-party investors in the obligations of the consolidated VIE’s have legal recourse only to the assets of the VIEs and do not have recourse to the Company beyond certain specific provisions that are customary for secured financing transactions such as asset repurchase obligations for breaches of representations and warranties. In addition, the assets are generally restricted only to pay such liabilities.

We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to provide additional detail regarding the Company’s obligations to absorb losses related to VIEs in accordance with our response above.

Note 16 – Income Taxes, page 165

28.	We note your line item related to foreign income subject to U.S. tax disclosed in the reconciliation of the U.S. federal income tax expense rate to your effective income tax expense rate. Please revise future filings to explain the nature of the taxes you have provided for since you also disclose that you have asserted indefinite reinvestment of your undistributed earnings of your foreign subsidiaries.

Company Response

As a general matter, the Company is permanently reinvested with the exception of certain deemed dividend inclusions under U.S. tax rules and the investment in one of our foreign subsidiaries. We will revise future filings to explain the nature of these taxes as noted above.

29.	We note you decided to reassert indefinite reinvestment with respect to the undistributed earnings of your foreign subsidiaries at December 31, 2010. Please revise your future filings to disclose the evidence of specific plans for reinvestment (ex. finalization of your long-term strategic and liquidity plans to include definite future programs of operations and remittances, etc.) of your undistributed earnings you used to demonstrate that remittance of the earnings will be postponed indefinitely.

Company Response

We will revise future filings to include the following disclosure:

The Company plans on reinvesting earnings to expand its existing businesses across various jurisdictions, acquire new businesses, and invest in new IT initiatives. Specifically, at March 31, 2011 our Commercial Aerospace business has future new aircraft delivery commitments of $5.5 billion through 2019 and expects to lease these aircraft into various jurisdictions globally. In the Vendor Finance segment, the Company expects to continue to finance products to existing and new customers by partnering with manufacturers and resellers in approximately 20 countries across Latin America, Canada, Europe and Asia. In addition to expanding existing businesses and new initiatives, the Company needs to maintain certain cash balances to meet local working capital requirements.

30.	As a related matter, tell us how the presumably incomplete liquidity and business plans for CIT Bank, as required under the Written Agreement with FRBNY and Cease and Desist Orders with FDIC and UDFI, were factored into your determination that you had evidence of specific plans to demonstrate that remittance of your undistributed earnings will be postponed indefinitely at December 31, 2010.

Company Response

The liquidity and business plans for CIT Bank are complete and are not dependent upon the remittance of foreign earnings. Therefore, they did not affect the Company’s assertion of indefinite reinvestment of our unremitted earnings. Bank growth is currently funded through retail brokered deposits, secured borrowings, and FHLB advances and is not dependent on CIT Group-sourced funding. The Bank provided the FDIC and the UDFI a complete business plan in accordance with the Cease & Desist order in August 2010 with an update provided in February 2011.

Note 18 – Commitments, page 179

31.	You disclose that “in addition to the amounts in the preceding table, if customers are in compliance with contractual obligations, CIT has committed to fund an additional $1.0 billion as of December 31, 2010.” Please tell us in detail and revise future filings to explain why you do not include these commitments in the table or revise future filings to include them in the table.

Company Response

CIT did not include financing commitments in its tabular disclosure in prior filings where the customer did not currently have access to the committed amount (for example in situations whereby the customer did not have adequate collateral to borrow against the unused line).

However, CIT will include these commitments in its tabular disclosure of ‘Financing Commitments’ beginning with the Form 10-Q for the quarter ended June 30, 2011.

32.	To provide investors with a sense of the potential liquidity requirements related to unused cancelable lines of credit to customers in connection with select third-party vendor programs, please revise future filings to disclose here and in your commitment table on page 87 the total amount outstanding at period end, the amount you funded during the periods presented and the amount that you cancelled during the periods presented.

Company Response

The amount outstanding at period end of unused cancelable lines of credit to customers in connection with select third-party vendor programs was approximately $0.5 million at March 31, 2011 and December 31, 2010. These amounts were not significant in relation to amounts included in the commitments table and there was limited funding or cancellation activity in 2011. There were additional vendor programs active in prior years which have ended and for which there are no remaining commitments. The Company will revise its disclosure to indicate the total amount outstanding at period end, beginning with the June 30, 2011 Form 10-Q. A draft of our planned disclosure is as follows:

The table above excludes unused cancelable lines of credit to customers in connection with select third-party vendor programs, which may be used solely to finance additional product purchases. The total amount outstanding of uncommitted lines of credit was less than $1 million at March 31, 2011 and December 31, 2010. These uncommitted lines of credit can be reduced or canceled by CIT at any time without notice. Management’s experience indicates that customers related to vendor programs typically exercise their line of credit only when they need to purchase new products from a vendor and do not seek to exercise their entire available line of credit at any point in time.

Note 22 – Business Segment Information, page 184

33.	Please revise future filings to disclose the activities that are presented in the Corporate and Other segment.

Company Response

We will revise future filings, beginning with the Form 10-Q for the quarter ended June 30, 2011, to provide information on the Corporate and Other segment similar to the following:

Corporate and Other includes cash liquidity in excess of the amount required by the business units that management determines is prudent for the overall company and the prepayment penalty fees associated with debt repayments.

Certain Relationships and Related Transactions, and Directors Independence (incorporated by reference to the definitive proxy statement filed on March 31, 2011), page 214

34.	You state that the information called for by Item 13 is incorporated by reference from the information under the captions “CIT’s Corporate Governance” and “Certain Relationships and Related Transactions” in your proxy statement for your 2011 annual meeting of stockholders. We are unable to locate a section titled “Certain Relationships and Related Transactions” in your proxy statement. We do note, however, your discussion of “a series of transactions reviewed by the Governance Committee under the Related Persons Transactions Policy” in the “Related Person Transaction Policy” section. Please note that future proxy statements should include section headings referred to in the Form 10-K, particularly for sections where information is incorporated into the Form 10-K.

Company Response

We will revise future section headings referred to in the Form 10-K to ensure they are correctly referenced to the proxy statement.

Form 10-Q for the Quarterly Period Ended March 31, 2011 Note 13 – Business Segment Information – Segment Profit and Assets, page 33

35.	It appears that your changes to your expense and capital allocation methodology most impacted the Transportation Finance segment. Please restate prior periods in future filings for this segment to conform to the new methodology or tell us why you did not. If you believe the change was not material, please provide us with a quantitative and qualitative materiality analysis.

Company Response

The primary drivers of the changes to our expense and capital allocation methodology related to a movement from a capital allocation based on a percentage of average earning assets to a differentiated capital allocation based on risks of the respective business and the decision to maintain prepayment penalty fees associated with debt repayments and funding costs for liquidity in excess of the amount required by the business units.

Transportation Finance was affected more than the other segments due to the higher off-balance sheet commitment amounts related to its aircraft order book. These off-balance sheet commitments are a component of the risk weighted assets (RWA), for which Transportation Finance is now being allocated capital. Previously, the business had only been allocated capital on its average earning assets (which excluded off balance sheet commitments). The impact to the March 31, 2010 quarter Transportation Finance segment pre-tax results was an increase of approximately $60 million, with a corresponding decrease in Corporate and Other. The impact to the other segments was not material, $5 million or less each.

Management considered these as changes in estimations to better refine segment profitability for users of the financial information on a go forward basis. Further, management reviewed the impact on the prior period, considering trends in net finance margin as well as pre-tax results. In addition, economic capital ratios are derived based on the current portfolio mix, so applying the same ratios to prior periods may not be representative given a material shift in asset composition. Management determined that while not insignificant in amount, the trends were not materially affected. Therefore, neither CIT’s external reporting restated prior periods, nor have CIT’s internal books and records been adjusted to reflect these changes in estimates and allocation methodologies. Therefore, reports that are used by management, including the chief operating decision maker, that compare 2011 and 2010 results are unchanged.

We had considered guidance in ASC 280, which requires restatement when there has been a change in the composition of the segments resulting from changes in the structure of an enterprise’s internal organization. The changes made by CIT did not result from changes in the structure of the enterprise’s internal organization. Showing all segment information on a comparable basis was not practicable. Therefore, we included the required disclosures under ASC 280-10-50-29.d. of “the nature of any changes from prior periods in the measurement methods used to determine reported segment profit or loss and the effect (expressed qualitatively by CIT), if any, of those changes on the measure of segment profit or loss.” To enhance transparency and aid users of the financial information in understanding the segment results of Transportation Finance and Corporate and Other, we will revise future filings, beginning with the June 30, 2011 Form 10-Q, to expand the disclosure with an approximate quantification of the impact of the above noted changes to the 2010 comparisons for these segments’ quarter and year to date results.

36.	Please explain to us the facts and circumstances related to the temporary benefit from accounting for certain assets classified as held-for-sale in Vendor Finance. Please revise future filings to quantify the benefit and provide additional explanation regarding why the benefit is temporary (i.e., will the benefit reverse in a future period or is it simply non- recurring) and regarding the nature of the benefit to allow investors to more fully understand your financial results.

Company Response

The reference to a ‘temporary benefit’ relates to the Company’s application of FASB ASC 360-10-35- 43 which provides in relevant part that a long-lived asset shall not be depreciated while it is classified as held for sale. As a result of the application of this guidance, the Company’s Net operating lease revenue % as disclosed in the Net Finance Revenue section of the MD&A included Rental income on operating leases, but not Depreciation on operating lease equipment relating to approximately $85 million of operating lease assets which had been classified as held for sale as of December 31, 2010. The amount of depreciation related to these assets that would have been recorded in the first quarter, had they not been classified as held for sale, was approximately $12.7 million, which reflects an estimated remaining life of approximately one to two years. The effect was considered temporary as CIT anticipated the sale of these assets, and these operating leases were sold in the second quarter of 2011.

We will revise future filings, beginning with the June 30, 2011 Form 10-Q, to provide additional detail regarding the Company’s accounting for operating leases classified as held for sale in accordance with our response above.

[Remainder of page intentionally left blank]

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5555.

Sincerely,

/s/ Scott T. Parker

Scott T. Parker
Executive Vice President &
Chief Financial Officer